787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 10, 2013

VIA EDGAR

Edward P. Bartz, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Credit Suisse Asset Management Income Fund, Inc.

Registration Statement on Form N-2 Filed on October 25, 2012

Securities Act File No. 333-184589; Investment Company Act File No. 811-05012

Dear Mr. Bartz:

This letter responds to comments on the above-referenced Registration Statement that you provided in a letter to the undersigned dated November 19, 2012.  The Registrant’s responses to each comment will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement.

For your convenience, the substance of your comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

PROSPECTUS

Cover Page

Comment No. 1:                             The second paragraph of the cover page states that the Fund may offer, from time to time, its shares of common stock at prices and on terms to be set forth in prospectus supplements.  Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment regarding each such future offering of shares.  See Staff Legal Bulletin 19 (October 11, 2011), text at note 26.

Response:                                                                The Registrant confirms that it will file in a post-effective amendment, concurrent with the filing of each prospectus supplement relating to an offering of shares, a legality of shares opinion relating to the offering.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Prospectus Summary — Investment Policies

Comment No. 2:                             The first paragraph of this section states that the Fund invests primarily in high yield U.S. corporate fixed income securities that are rated in the lower rating categories by nationally recognized rating services.  Please include the term “junk bonds” in the description of this type of security, as well as in the discussion of risks under the caption “Lower-Rated Securities Risk” on page 3 of the prospectus.

Response:                                                                The requested changes have been made.

Comment No. 3:                             The last paragraph on page 2 states that the Fund will sell credit default swaps.  Please describe the details of the sale of credit default swaps and the risks in the Prospectus Summary.

Response:                                                                Disclosure has been added to the Prospectus Summary providing a brief description relating to the purchase and sale of credit default swaps.  A reference to the more detailed description of credit default swaps on page 20 of the Prospectus has been added.  In addition, the Registrant has added a risk factor relating to credit default swaps in the Prospectus Summary and the Special Considerations and Risk Factors sections of the Prospectus.

Comment No. 4:                             The final paragraph of this section provides several investment techniques that the Fund may use, including the use of short sales.  Please describe the risks associated with short selling in the summary of risks on page 3 of the prospectus.  Also, please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund’s short sale transactions.  See AICPA Audit and Accounting Guide: Investment Companies, ¶ 7.101.j (May 1, 2011).

Response:                                                                A risk factor relating to short sales has been added to the Prospectus Summary.  The fee table does not include a line item for dividends paid on short sales since the Fund has not engaged in any short sales during the last fiscal year.

Investment Policies — Portfolio Securities — Credit Default Swap Agreements

Comment No. 5:                             The fourth paragraph of this section states that the Fund will segregate liquid investments in an amount equal to the aggregate market value of the credit default swaps of which it is the seller.  Please explain to us how this policy complies with Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”).

Response:                                                                Release 10666 does not specifically address derivatives. Release 10666 focused specifically on three types of financial instruments: reverse repurchase agreements, firm commitment agreements, and standby commitment agreements. The Securities and Exchange Commission (“SEC”) essentially acknowledged that, if a fund “covered” its obligations under those transactions, the fund would not be deemed to have issued a senior security. Release 10666 explained that a fund could “cover” the transaction by: (i) maintaining segregated assets sufficient to satisfy 100% of the fund’s obligations under the transaction; or (ii) entering into transactions that offset the fund’s obligations.

In Dreyfus Strategic Investing and Dreyfus Strategic Income (the “Dreyfus Letter”),(1) the SEC staff took the position that that derivatives transactions could be conducted pursuant to an asset segregation/offsetting scheme.  The SEC staff noted that if a derivatives transaction has sufficient asset coverage or an offsetting transaction, no senior security would be present. The Dreyfus Letter specifically addressed futures, forwards, options, and short sales.  In 1989, the SEC staff first acquiesced to the segregation of the net amount due under an interest rate swap that required, by its terms, the netting of the payments that each party was required to make under the swap.(2)

In Merrill Lynch Asset Management, L.P.,(3) the SEC staff agreed that segregated assets that are used to cover derivatives (or other transactions that could entail the issuance of senior securities) need not be limited to cash or cash equivalents. The staff stated that any asset, including equity securities and non-investment grade debt, may be used so long as the asset is liquid and marked to market daily.

In December 2005, the SEC staff informally embraced a flexible approach for covering cash-settled futures and forwards. For cash-settled futures and forwards, the SEC staff indicated that a fund may segregate assets equal to the net amount owed under the contract, as determined daily, less any margin that must be posted with a futures commission merchant.(4) For purposes of the SEC staff’s position, a cash-settled contract is one in which no physical delivery is permitted on the settlement date; instead, the parties to the contract must settle with cash.

The credit default swaps discussed in the above-referenced disclosure are cash-settled contracts.  Since the Fund is only exposed to the net amount owed under a cash-settled contract, the Registrant believes that, given the SEC and SEC staff guidance described above, it is appropriate to segregate liquid investments equal to the marked-to-market value of the contract, rather than the full notional value.

Investment Restrictions

Comment No. 6:                             This section describes the Fund’s fundamental investment policies.  Please also provide the Fund’s fundamental investment policies regarding the issuance of senior securities, and the concentration of investments in a particular industry or groups of industries.  See Items 17.2(a) and 17.2(e) of Form N-2.

Response:                                                                The Registrant has added the Fund’s fundamental investment restrictions relating to the issuance of senior securities and the concentration of investments in a particular industry to the above-referenced section.

(1)  SEC No-Action Letter (June 22, 1987).

(2)  Eaton Vance Prime Rate Reserve, Registration Statement for Closed-End Investment Companies (Form N-2) (July 13, 1989)

(3)  SEC No-Action Letter (July 2, 1996).

(4)  See Campbell Multi-Strategy Trust, Registration Statement for Closed-End Investment Companies (Form N-2) (Aug. 29, 2005, and amended Nov. 1, 2005, Dec. 2, 2005, and Feb. 7, 2006).

Risks and Special Considerations

Comment No. 7:                             This section provides detailed information regarding the Fund’s various risks, including Securities Lending Risk.  Please also provide a description of this risk in the “Risk” section, and add a disclosure regarding the Fund’s securities lending strategy in the “Investment Policies” section of the Prospectus Summary.

Response:                                                                The Registrant has added a reference to its ability to lend securities in the Investment Policies section of the Prospectus Summary.  The Registrant has also added a securities lending risk factor in the Risks section of the Prospectus Summary.

Portfolio Management

Comment No. 8:                             In the second paragraph, please disclose Thomas J. Flannery’s business experience during the past 5 years.  See Item 9.1.c of Form N-2.

Response:                                                                Thomas J. Flannery’s business experience during the past 5 years is currently disclosed in the above-referenced paragraph.

Federal Income Taxation

Comment No. 9:                             The fifth full paragraph on this page describes distributions by the Fund that will be treated as a return of capital.  Please also describe these distributions as a return to shareholders of a portion of their original investment in the Fund, and provide the short term and long term tax implications for shareholders.

Response:                                                                The following disclosure has been added to the above-referenced paragraph:

“In general terms, a return of capital would involve a situation in which a Fund distribution (or a portion thereof) represents a return of a portion of a shareholder’s investment, rather than making a distribution that is funded from the Fund’s earned income or other profits.  Although return of capital distributions may not be taxable, such distributions would reduce the basis of a shareholder’s Shares and therefore may increase a shareholder’s tax liability for capital gains upon a sale of Shares.”

Repurchase of Shares

Comment No. 10:                      This section states that the Fund may take action to repurchase its shares in the open market or make tender offers for shares at their net asset value.  Please add disclosure that, when a tender offer is made, notice will be provided to shareholders describing the terms of the tender offer, and containing information shareholders should consider in deciding whether to participate in the tender offer.  Please also disclose the factors the board of directors will consider in determining whether to make share repurchases, including how frequently the board will consider repurchases.  See Guide 2 to Form N-2.

Response:                                                                The disclosure required by Guide 2 to Form N-2 is only required for registrants contemplating making share repurchases or tender offers.  The Registrant has no current intention to make share repurchases or tender offers.  Accordingly, the Registrant has not added the disclosure required by Guide 2.  The Registrant would provide notice and disclosure to shareholders if the Board of Directors was contemplating conducting a share repurchase or tender offer.

Description of Shares — Anti-takeover Provisions and the Articles of Incorporation

Comment No. 11:                      This section describes certain provisions of the Fund’s charter and by-laws that may have the effect of anti-takeover measures.  Please provide:  (1) the board of directors’ rationale for adopting these provisions; (2) the positive and negative effects of these provisions; (3) whether the voting requirements to remove directors are higher than those imposed by federal or state law; and (4) whether the board has considered the provisions and determined that they are in the best interest of shareholders.  See Guide 3 to Form N-2.

Response:                                                                The Registrant has added disclosure to the above-referenced section providing additional detail regarding the Fund’s anti-takeover provisions, including the rationale for adopting such provisions and the positive and negative effects of such provisions.  The Registrant has also added disclosure stating that the Board has determined that these provisions are in the best interests of shareholders generally.

Closed-End Fund Structure

Comment No. 12:                      This section discloses that the Fund’s shares may trade at a discount to their net asset value, and provides the actions the board of directors may consider to reduce or eliminate this discount, including the possible conversion of the Fund to an open-end investment company.  Please describe the factors that the Fund’s board of directors will consider in determining whether to propose a conversion, and the requisite shareholder vote to effect conversion.  Please also provide the risks to shareholders that an open-end fund presents to shareholders that are different from the risks of an investment in a closed-end fund.  See Guide 4 to Form N-2.

Response:                                                                Since the Board of Directors of the Fund is not currently contemplating converting the Fund to an open-end investment company, the Registrant has not added the disclosure required by Guide 4.  The Registrant would provide notice and disclosure to shareholders if the Board of Directors was contemplating the conversion of the Fund to an open-end investment company.

STATEMENT OF ADDITIONAL INFORMATION

Fund History

Comment No. 13:                      This section states that the Fund is organized as a corporation under the laws of the State of Maryland.  The Staff of the Division of Investment Management has taken the position that, if a fund opts-in to the Maryland Control Share Acquisition Act (the “MCSAA”), its actions are inconsistent with Section 18(i) of the Investment Company Act of 1940.  See Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010)) (http://www.sec.gov/ divisions/

investment/noaction/2010/bouldertotalreturn111510.htm).  Please explain to us whether the Fund has opted-in to the MCSAA.

Response:                                                                The Fund has not opted-in to the MCSAA.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:                                Joanne Doldo, Credit Suisse Asset Management, LLC

Rose F. DiMartino, Willkie Farr & Gallagher LLP